AH
3.1.2004

04001903

UF 2-26-04

ITED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 25 2004 WASH. D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Capital Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 Falls of Neuse Rd Suite 390
(No. and Street)

Raleigh (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Paciorek 919 850-0888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ickert & Company, LLC
(Name – *if individual, state last, first, middle name*)

280 N. High St Ste 800 (Address) Columbus (City) OH (State) 43215 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Paciorek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Capital Markets Inc, as of February 2, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael P

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICKERT & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON MATERIAL INADEQUACIES OF INTERNAL CONTROL REQUIRED BY 17a-5(j)

To the Shareholder of
Pinnacle Capital Markets, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of **Pinnacle Capital Markets, Inc.** (the Company), for the sixteen month period ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

The audit did not disclose any material inadequacies in the Company's internal accounting controls since the date of the previous audit through December 31, 2003.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(j) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ickert & Company LLC
Ickert & Company, LLC

Columbus, Ohio.
February 12, 2004

280 North High Street • Suite 800 • Columbus, Ohio 43215
Tel: 614-464-3343 • Fax: 614-464-2871 • www.ickertcpa.com

ICKERT & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Pinnacle Capital Markets, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of **Pinnacle Capital Markets, Inc.** (the Company), for the sixteen month period ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making the quarterly securities examinations, counts, verifications, and comparisons.

Recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ickert & Company LLC

Ickert & Company, LLC

Columbus, Ohio.
February 12, 2004

Pinnacle Capital Markets, Inc.

Financial Statements

For the Sixteen Month Period Ended December 31, 2003

With Independent Auditors' Report

ICKERT & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Shareholder of
Pinnacle Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of **Pinnacle Capital Markets, Inc.** (the Company) as of December 31, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the sixteen month period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Capital Markets, Inc. at December 31, 2003, and the results of its operations and its cash flows for the sixteen month period then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ickert & Company LLC
Ickert & Company, LLC

Columbus, Ohio.
February 12, 2004

Pinnacle Capital Markets, Inc.
Statement of Financial Condition
As of December 31, 2003

Assets		
Deposits with clearing brokers	$	50,000
Commissions receivable from clearing broker		11,000
Total assets	$	61,000

Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	7,800
Payable to clearing broker		1,500
Total liabilities		9,300
Stockholder's equity:		
Common stock		700
Paid in surplus		107,300
Accumulated deficit		(56,300)
Total stockholder's equity		51,700
Total liabilities and stockholder's equity	$	61,000

The accompanying notes are an integral part of this financial statement.

Pinnacle Capital Markets, Inc.
Statement of Income
For the Sixteen Months Ended December 31, 2003

Revenues:		
Commissions	$	310,700
Interest income		6,100
Other income		13,300
Total revenues		330,100
Expenses:		
Commissions and floor brokerage		154,200
Employee compensation and benefits		121,300
Occupancy and equipment rental		55,100
Professional fees		13,900
Regulatory fees		11,500
Communications		10,500
Office expenses		6,200
Depreciation		6,100
Insurance		6,000
Miscellaneous		1,400
Interest		900
Total expenses		387,100
Loss before taxes		(57,000)
Income taxes		-
Net loss	$	(57,000)

The accompanying notes are an integral part of this financial statement.

Pinnacle Capital Markets, Inc.
Statement of Changes in Stockholder's Equity
For the Sixteen Month Period Ended December 31, 2003

	Common Stock	Paid in Surplus	Accumulated Earnings	Total
Balance August 31, 2002	$ 700	$ 94,300	$ 700	$ 95,700
Contributions	600	114,000	-	114,600
Capital withdrawn	(600)	(101,000)	-	(101,600)
Net loss	-	-	(57,000)	(57,000)
Balance December 31, 2003	$ 700	$ 107,300	$ (56,300)	$ 51,700

The accompanying notes are an integral part of this financial statement.

Pinnacle Capital Markets, Inc.
Statement of Cash Flows
For the Sixteen Months Ended December 31, 2003

Operating activities:		
Net loss	$	(57,000)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		6,100
Sources (uses) of cash from change in:		
Deposits with clearing brokers		(50,000)
Commissions receivable from clearing broker		(11,000)
Prepaid expenses		4,500
Accounts payable		6,900
Payable to clearing broker		1,500
Accrued expenses		(800)
Deferred taxes		(100)
Net cash used in operations		(99,900)
Financing activities:		
Capital withdrawal by former owners		(80,000)
Capital contributions		114,600
Principal payments on capital lease obligations		(15,400)
Net cash provided by financing activities		19,200
Net decrease in cash and cash equivalents		(80,700)
Cash and cash equivalents beginning of the period		80,700
Cash and cash equivalents end of the period	$	-

The accompanying notes are an integral part of this financial statement.

Pinnacle Capital Markets, Inc.
Notes To Financial Statements
For the Sixteen Month Period Ended December 31, 2003

1. Organization

Pinnacle Capital Markets, Inc. (the Company) is a securities broker-dealer with offices located in Columbus, Ohio and Raleigh, North Carolina. The Company, formerly known as Fairway Securities, Inc. (Fairway), was incorporated in Ohio on April 9, 1990.

2. Summary of Significant Accounting Policies

Revenue Recognition

Revenue and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents

For purposes of the cash flow statement, certificates of deposit were considered cash equivalents.

Deposits with Clearing Brokers

The Company is required to maintain certificates of deposit with various brokerage houses to maintain trading privileges. For purposes of the cash flow statement, those deposits are shown as cash equivalents.

Credit Risk

The Company maintains cash balances at various financial institutions which may exceed federally insured amounts.

Depreciation

Depreciation is provided by the double declining balance and straight line methods over estimated useful lives. Depreciation expense for the period was $6,100.

Supplemental Cash Flow

During the sixteen month period ended December 31, 2003, the Company paid a total of $900 in interest. During the sixteen month period ended December 31, 2003, a former Fairway shareholder withdrew $21,600 in capital from the Company representing all the former shareholder's assets and liabilities in the Company as of December 22, 2003.

Common Stock

The Company authorized the issuance of 750 shares of common stock, of which 750 shares were outstanding as of December 31, 2003. The par value of the common shares is $1.00 per share.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1); that rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 8 to 1, during the first year of operations or exceed 15 to 1 in later years. The Company's minimum net capital requirement is $5,000 at December 31, 2003. At December 31, 2003, the Company had net capital of $51,700, which is $46,700 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1 at December 31, 2003. See Schedule I.

4. Exemption from SEC Rule 15c3-3

The Company is exempt from the provisions of SEC Rule 15c3-3 on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for the benefit of customers. The Company did not execute any customer transactions during the year. Transactions are executed by a clearing broker.

5. Operating Leases

The Company leased office space in Columbus, Ohio, under an operating lease. The lease provided that, in addition to the specified annual rental, the Company shall also pay its pro rata share of the building's annual operating costs and real estate taxes. Rental expense was $53,200 for the sixteen months ending December 31, 2003.

6. Income Taxes

There was no provision for income taxes at December 31, 2003. As of December 31, 2003, the Company had approximately $51,000 net operating loss carry forwards available to offset future Federal income tax through December 31, 2023.

7. Related Party

Financial Asset Management was a Broker-Dealer in Columbus, Ohio. Some of the Officers and Principals of Financial Asset Management left Financial Asset Management to start the Company. Under the security regulations in the State of Ohio, registered representatives are not allowed to be licensed by more than one Broker-Dealer. Upon the Company's approval by the NASD to operate as a Broker-Dealer, those Officers and Principals resigned from Financial Asset Management to assume the management of the Company. Both companies continue to share office space in Columbus.

The Company received rental income from Financial Asset Management for the sixteen month period ending December 31, 2003 of $12,000.

8. Share Purchase Agreement

As of August 31, 2002, the Company had two shareholders. One shareholder withdrew from the Company and the other shareholder sold her shares to Pinnacle Capital Markets, LLC on December 22, 2003. As part of the agreement, the remaining Fairway shareholder withdrew all assets of Fairway and assumed all liabilities of the Company as of the date of sale. Pinnacle Capital Markets, LLC is the sole shareholder as of December 31, 2003.

Schedule I

Pinnacle Capital Markets, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

Net capital:		
Total stockholder's equity	$	51,700
Net capital	**$**	**51,700**
Aggregate indebtedness:		
Accounts payable	$	7,800
Payable to clearing broker		1,500
Total aggregate indebtedness	**$**	**9,300**
Minimum net capital required	**$**	**5,000**
Excess net capital	**$**	**46,700**
Excess net capital at 1,500%	**$**	**51,100**
Excess net capital at 1,000%	**$**	**50,800**
Ratio: Aggregate indebtedness to net capital		**0.18 to 1**

The accompanying notes are an integral part of this financial statement.